SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant To Rule § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Concord Medical Services Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

206277 1051

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Ordinary Shares.

CUSIP NO. 206277 105	Schedule 13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON China Medical Scientific Holdings Limited (Formerly known as Notable Enterprise Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,741,001
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,741,001
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,741,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.25%
12	TYPE OF REPORTING PERSON OO ( British Virgin Islands Limited Liability Company)

CUSIP NO. 206277 105	Schedule 13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Bona Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,741,001
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,741,001
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,741,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.25%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 206277 105	Schedule 13G	Page 4 of 8 Pages

ITEM 1(a).	NAME OF ISSUER:

Concord Medical Services Holdings Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

18/F, Tower A, Global Trade Center

36 North Third Ring Road East

Dongcheng District, Beijing 100013

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

China Medical Scientific Holdings Limited

Bona Lau

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For China Medical Scientific Holdings Limited:

P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola,

British Virgin Islands

For Bona Lau:

P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola,

British Virgin Islands

ITEM 2(c)	CITIZENSHIP:

China Medical Scientific Holdings Limited—British Virgin Islands

Bona Lau—New Zealand

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value US$0.0001 per share

ITEM 2(e).	CUSIP NUMBER:

206277 105

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable

CUSIP NO. 206277 105	Schedule 13G	Page 5 of 8 Pages

ITEM 4.	OWNERSHIP.

The following information with respect to the ownership of the Ordinary Shares by the reporting persons filing this statement is provided as of the date of this Schedule 13G. Percentage calculated based on 135,019,705 Ordinary Shares issued and outstanding as of September 30, 2013, which was disclosed in the Company’s report on Form 6-K (File No. 001-34563) filed with the SEC on November 12, 2013.

			Number of shares as to which the person has:
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
China Medical Scientific Holdings Limited	5,741,001	4.25%	5,741,001	0	5,741,001	0
Bona Lau	5,741,001	4.25%	5,741,001	0	5,741,001	0

China Medical Scientific Holdings Limited holds 5,741,001 Ordinary Shares of the Issuer. Bona Lau is the sole shareholder of China Medical Scientific Holdings Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

CUSIP NO. 206277 105	Schedule 13G	Page 6 of 8 Pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP NO. 206277 105	Schedule 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

CHINA MEDICAL SCIENTIFIC HOLDINGS LIMITED

By:	/s/ Bona Lau
Name:	Bona Lau
Title:	Director

BONA LAU

/s/ Bona Lau
Name:	Bona Lau

CUSIP NO. 206277 105	Schedule 13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the initial Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010)